

Craig Johnson · 3rd

Executive Partner at WISC Partners

Los Altos, California · 500+ connections · Contact info

WISC Partners

UW-Madison

Experience

Executive Partner

WISC Partners

Jul 2014 – Present · 6 yrs 1 mo

Bay Area and Madison, WI

Wisconsin Investment and Strategic Capital Partners, known as WISC Partners, is committed t building wealth by providing Strategic Operating Capital to entrepreneurs who have the potential to build great companies that solve important customer problems.

We do so by applying expertise gained from our experiences and successes in Silicon Valley to promising ventures in Wisconsin. And we tap into our worldwide network of Wisconsin associated connections for additional knowhow, business development opportunities, and capital to further boost our efforts. See more at www.wiscpartners.com.

Board Member

Rowheels, Inc.

Feb 2019 – Present · 1 yr 6 mos

Madison, WI

Rowheels is a medical equipment company that has reinvented the manual wheelchair with its patented reverse propulsion wheelchair technology that greatly reduces the effort of propellin a manual wheelchair. Unlike conventional designs, which require a user to push the hand rim t propel forward, Rowheels provides an alternative reverse propulsion method that all ...see mor

Board Of Directors
Commonwealth Security Resources
Nov 2017 – Present · 2 yrs 9 mos
Exton, PA

Chair Of The Board Of Directors
AltaThera Pharmaceuticals
Feb 2018 – Present · 2 yrs 6 mos
Chicago, IL

AltaThera is a specialty biopharmaceutical company focused on improving the lives of patients by developing and commercializing medicines that address unmet medical needs. We are a mission-driven team serving pediatric patients and those with needs for which few effective treatments are available. We actively collaborate with key opinion-leading physician: ...see mor

VP Sales/Business Development
Cloudastructure, Inc.
Apr 2010 – Present · 10 yrs 4 mos
Palo Alto, CA

Startup in hosted IP video surveillance and access control market utilizing Software as a Service (SaaS). Primary duties include establishing OEM partnerships, developing direct and indirect sales channels, establishing marketing initiatives, and assisting in VC funding efforts. Formed after the Connexed Technologies acquisition of Reach Systems.

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Education

UW-Madison
BBA, Marketing & Management
1976 – 1980
Activities and Societies: Alpha Delta Phi Literary Fraternity, Mu Kappa Tau Undergraduate marketing organization, Army ROTC

DePaul University
MBA, Marketing
1983 – 1986

Licenses & Certifications

Six Sigma

Volunteer Experience

Chair El Camino Board
YMCA of Silicon Valley
Aug 2012 – Present • 8 yrs
Health

President
Wisconsin Society - Alpha Delta Phi
Feb 2008 – Present • 12 yrs 6 mos
Education

Skills & Endorsements

Product Management · 49

Endorsed by **24 of Craig's colleagues at Honeywell**

Start-ups · 32

Endorsed by **16 of Craig's colleagues at Honeywell**

Business Development · 31

Endorsed by **Lars Nordenlund and 1 other who is highly skilled at this**

Endorsed by **17 of Craig's colleagues at Honeywell**

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